EXHIBIT 99.1

POET Technologies Provides Update on Successful Showing at the Optical Fiber Conference

TORONTO, March 15, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; Nasdaq: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported on its successful appearance at the Optical Fiber Conference (OFC) in San Diego, CA on March 8 -10 featuring live demonstrations of its recently announced 200G FR4 Transmit and 400G FR4 Receive Optical Engines.

“The POET exhibit had a continuous stream of attendees, including industry leaders, analysts and media,” said Dr. Suresh Venkatesan, CEO of POET Technologies. “Our live demos attracted a variety of existing and potential customers, suppliers and business partners as the only company exhibiting chip-scale integrated FR4 optical engines. FR4 is a multiplexed standard that transmits and receives up to 2 kilometers, compared to its DR4 counterpart which supports a parallel four-lane standard limited to 500m. The number of fibers required is also a factor, with DR4 requiring eight per module and FR4 requiring only two per module. Additionally, the small footprint of our optical engines was literally met with amazement. We overheard many comments about the incredible compact size of our optical engines and the elegance of the engineering, demonstrating once again that “seeing is believing”. Overall, the exhibition was an overwhelmingly successful event for POET, especially ahead of our Nasdaq debut yesterday.”

“We had 40-50 meetings overall and are rapidly gaining traction with potential customers, including data center operators, networking systems and AI vendors and module companies,” said Vivek Rajgarhia, President of POET Technologies. “Some of the more interesting partnering opportunities were with innovative device companies, looking to utilize POET’s platform for the next generation of optical engines for transceivers and co-packaging applications. The Optical Interposer is an integration platform that is agnostic to the material system that any given device is built from, meaning that we can select the ‘best of breed’ for the specific application rather than trying to do everything in silicon or any other material. This distinctive feature of the POET Optical Interposer technology, among others, means that we can address applications where conventional free-space optics or traditional silicon photonics cannot. We believe that POET represents the future of photonics integration.”

The OFC event provided the Company with the opportunity to engage with several industry analysts, commentators, sell-side analysts and investment bankers. In addition, Dr. Venkatesan gave a Technology Showcase presentation entitled “Hybrid Integration Platform for Co-Packaged Photonics Using POET’s CMOS Based Optical Interposer,” which can be found on the Presentation and Events page of the Company’s Investor Relations website.

POET also received praise from noted industry observer Stephen Hardy, the editorial director of Lightwave Online. Hardy pointed out that POET is one of the "young companies throwing its weight around" with the Optical Interposer platform and its advancements. His video report can be viewed here:
https://www.lightwaveonline.com/optical-tech/video/14235356/friday-5-video-for-march-11-2022

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Forward-Looking Statements
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Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, ability to successfully demonstrate its products on time, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to demonstrate products, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information or statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com.

Cautionary Statement
Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075